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NEWS RELEASE

SHAW ANNOUNCES PLANS FOR NEXT GENERATION WIRELESS
Shaw Ramps Up for Quadruple Play Offering

CALGARY, AB (April 26, 2010) – Shaw Communications Inc. formally announced their intention to launch a next generation wireless service, which will provide its customers with a quadruple-play offering. Shaw recently announced it will spend approximately $100 million during F2010 and anticipates a wireless launch in late 2011.

“Next generation wireless encompasses much more than just cell-phones,” said Peter Bissonnette, President, Shaw Communications. “We’re approaching wireless in an innovative, leading-edge way that will allow for a variety of exciting new mobile opportunities in and out-of-home for our customers.”

Starting immediately, Shaw will focus on hiring wireless professionals in the Engineering and IT departments, giving them the opportunity to build trail-blazing products and services.

“Our greatest advantage has always been the strength of our people,” said Peter Bissonnette, President, Shaw Communications. “We’re looking for wireless professionals who are passionate about bringing ideas to life so we can deliver unparalleled innovation and exceptional reliability to our customers.”

To apply to join the Shaw wireless team, please visit www.Shaw.ca/wirelesscareers.

About Shaw Communications Inc.

Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Shaw Direct).  The Company serves 3.4 million customers, including over 1.7 million Internet and 950,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre.  Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol:  TSX – SJR.B, NYSE – SJR).

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca